Dreyfus Premier Core Equity Fund

SEMIANNUAL REPORT February 29, 2008



 BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
   With Those of Other Funds

7 Statement of Investments

10 Statement of Assets and Liabilities

11 Statement of Operations

12 Statement of Changes in Net Assets

15 Financial Highlights

20 Notes to Financial Statements

28 Information About the Review
   and Approval of the Fund's
   Investment Management Agreement

FOR MORE INFORMATION

Back Cover



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Core Equity Fund, covering the six-month period from September 1, 2007, through February 29, 2008.

The past six months proved to be one of the more challenging periods for equity investors in recent memory. The U.S. economy sputtered under the weight of plunging housing values, and credit concerns that originated in the bond market's sub-prime mortgage sector spread to other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in most segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

Recently, the Fed and the U.S. government have adopted accommodative monetary and fiscal policies in an effort to stimulate the U.S. economy, boost market liquidity and forestall a potential recession. While it's too early to know if their actions will be effective, we believe that the best defense against any economic volatility is to maintain a long-term perspective. To benefit from this focus, talk to your financial adviser today about your specific portfolio to ensure that your investments are best suited to capture the potential opportunities and manage the risks that may continue to surface during this current economic cycle.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

I wish you all continued success and I thank you all for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
March 17, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of September 1, 2007, through February 29, 2008, as provided by Fayez Sarofim, Portfolio Manager of Fayez Sarofim & Co., Sub-Investment Adviser

Fund and Market Performance Overview

For the six-month period ended February 29, 2008, Dreyfus Premier Core Equity Fund's Class A shares produced a total return of –6.58%, Class B shares produced –6.95%, Class C shares produced –7.00%, Class I shares produced –6.49%, and Class T shares produced –6.66%.[1] For the same period, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced an –8.79% total return.[2]

The stock market encountered heightened volatility, losing value as economic growth slowed and a credit crunch intensified. The fund produced higher returns than its benchmark, mainly due to its emphasis on large companies with track records of consistent earnings growth and ample exposure to overseas markets.

The Fund's Investment Approach

The fund seeks long-term capital appreciation. To pursue its goal, the fund normally invests at least 80% of its assets in common stocks of U.S. and foreign companies with market capitalizations exceeding $5 billion at the time of purchase, including multinational companies.

In choosing stocks, the fund first identifies economic sectors that it believes will expand over the next three to five years or longer. Using fundamental analysis, the fund then seeks companies within these sectors that have dominant positions in their industries and that have demonstrated sustained patterns of profitability, strong balance sheets, and expanding global presence and the potential to achieve predictable, above-average earnings growth. The fund is also alert to companies which it considers undervalued in terms of current earnings, assets or growth prospects.

The fund employs a "buy-and-hold" investment strategy, which generally has resulted in an annual portfolio turnover of below 15%.[3] As a result, the fund invests for long-term growth rather than short-term profits.

Large-Cap Growth Stocks Returned to Favor

U.S. stocks posted negative absolute returns over the reporting period due to a sharp downturn in the U.S. economy and an intensifying credit crunch that began in the sub-prime mortgage market and spread throughout the financial markets. Concerns regarding declining U.S. housing values, surging energy and food prices and their impact on consumer spending weighed heavily on investor psychology. The Federal Reserve Board attempted to promote greater market liquidity and forestall a potential recession by reducing short-term interest rates from 5.25% to 3% by the reporting period's end.

In contrast to the flagging U.S. economy, global economic growth generally remained strong. In addition, newly risk-averse equity investors shifted their focus from smaller, more speculative companies to well-established market leaders with healthy balance sheets, an international presence and a demonstrated ability to grow earnings under a variety of economic conditions.

Consequently, some of the market's greater gains stemmed from very large companies with substantial overseas operations. Energy stocks ranked among the top contributors to the S&P 500 Index's results for the reporting period amid powerful overseas demand and oil prices exceeding $100 per barrel. Materials stocks also advanced due to persistently robust demand for construction materials in the world's emerging markets. Conversely, U.S. banks, brokers and bond insurers posted sharp declines after announcing substantial sub-prime related losses. Information technology and consumer discretionary stocks suffered as investors shied away from companies that might be sensitive to slower consumer spending.

Consumer Staples, Energy Stocks Produced Positive Results

The fund was well positioned for the change in investor sentiment. Substantially overweighted exposure to consumer staples stocks boosted the fund's relative performance. Holdings such as food producer Nestle, tobacco giant Altria Group and beverages leader Coca-Cola produced consistent and predictable earnings, have little debt and receive a significant portion of their revenues from customers outside of the United States.

In the energy area, integrated energy producers and oil services companies Occidental Petroleum, Exxon Mobil and Halliburton benefited from rising commodity prices and robust global demand for their products and services. The fund's lack of exposure to the relatively weak telecommunications services sector also contributed positively to its relative performance.

Disappointments during the reporting period stemmed primarily from the fund's underweighted exposure to the materials and utilities sectors, which fared relatively well.

Positioned for New Opportunities

As might be expected during a period of dramatic change, we adjusted the fund's portfolio to take advantage of new investment opportunities. We eliminated the fund's positions in Kraft Foods, where earnings growth had slowed; Pfizer, which has faced product development issues; SunTrust Banks, which suffered as Florida real estate values declined; and UnitedHealth Group, where earnings growth has moderated. We redeployed those assets into new positions in coal producer Peabody Energy, deep sea oil driller Transocean, construction equipment maker Caterpillar and networking specialist Cisco Systems. In our judgment, these changes position the fund to take fuller advantage of various positive business trends.

March 17, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Return figures provided reflect the absorption of certain fund expenses by Fayez Sarofim & Co., the fund's sub-investment adviser, pursuant to an undertaking in effect through April 4, 2009. Had these expenses not been absorbed, the fund's returns would have been lower.*

[2] *SOURCE: LIPPER INC. — Reflects monthly reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

[3] *Portfolio turnover rates are subject to change. Portfolio turnover rates alone do not automatically result in high or low distribution levels. There can be no guarantee that the fund will generate any specific level of distributions annually.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Core Equity Fund from September 1, 2007 to February 29, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.01	$ 9.60	$ 9.60	$ 4.81	$ 7.21
Ending value (after expenses)	$934.20	$930.50	$930.00	$935.10	$933.40

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended February 29, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 6.27	$ 10.02	$ 10.02	$ 5.02	$ 7.52
Ending value (after expenses)	$1,018.65	$1,014.92	$1,014.92	$1,019.89	$1,017.40

† *Expenses are equal to the fund's annualized expense ratio of 1.25% for Class A, 2.00% for Class B, 2.00% for Class C, 1.00% for Class I and 1.50% from Class T Shares; multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

February 29, 2008 (Unaudited)

Common Stocks—99.2%	Shares	Value ($)
Consumer Discretionary—12.7%		
Estee Lauder, Cl. A	29,000	1,234,820
Home Depot	30,000	796,500
McDonald's	40,000	2,164,400
McGraw-Hill	95,000	3,888,350
News, Cl. A	200,200	3,685,682
Target	45,000	2,367,450
Wal-Mart Stores	35,000	1,735,650
Walgreen	162,000	5,914,620
Whole Foods Market	25,000 [a]	878,750
		22,666,222
Consumer Staples—24.0%		
Altria Group	160,000	11,702,400
Anheuser-Busch	40,000	1,883,600
Coca-Cola	150,000	8,769,000
Nestle, ADR	60,050	7,197,593
PepsiCo	87,000	6,051,720
Procter & Gamble	110,000	7,279,800
		42,884,113
Energy—22.8%		
BP, ADR	22,000	1,427,140
Chevron	94,000	8,146,040
ConocoPhillips	70,000	5,789,700
Exxon Mobil	154,560	13,448,266
Halliburton	50,000	1,915,000
Occidental Petroleum	40,000	3,094,800
Patriot Coal	1,200 [b]	64,440
Peabody Energy	12,000	679,440
Royal Dutch Shell, ADR	50,000	3,572,500
Total, ADR	12,000	904,680
Transocean	12,243 [b]	1,720,264
		40,762,270
Financial—10.8%		
American Express	37,500	1,586,250
American International Group	35,580	1,667,279
Ameriprise Financial	16,000	810,240
Bank of America	95,000	3,775,300

Common Stocks (continued)	Shares	Value ($)
Financial (continued)		
Citigroup	118,233	2,803,304
HSBC Holdings, ADR	35,000	2,633,750
JPMorgan Chase & Co.	82,000	3,333,300
Merrill Lynch & Co.	55,000	2,725,800
		19,335,223
Health Care—7.5%		
Abbott Laboratories	70,000	3,748,500
Eli Lilly & Co.	35,000	1,750,700
Johnson & Johnson	90,000	5,576,400
Medtronic	20,000	987,200
Merck & Co.	30,000	1,329,000
		13,391,800
Industrials—9.4%		
Caterpillar	27,000	1,952,910
Emerson Electric	120,000	6,115,200
General Electric	208,000	6,893,120
United Technologies	27,000	1,903,770
		16,865,000
Information Technology—10.9%		
Apple	14,000 [b]	1,750,280
Automatic Data Processing	30,000	1,198,500
Cisco Systems	100,000 [b]	2,437,000
Intel	325,000	6,483,750
Microsoft	160,000	4,355,200
QUALCOMM	25,000	1,059,250
Texas Instruments	75,000	2,247,000
		19,530,980
Materials—1.1%		
Praxair	25,000	**2,007,000**
Total Common Stocks		
(cost $135,290,423)		**177,442,608**

Other Investment−.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,044,000)	1,044,000 c	**1,044,000**
Investment of Cash Collateral for Securities Loaned−.5%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $855,000)	855,000 c	**855,000**
Total Investments (cost $137,189,423)	**100.3%**	**179,341,608**
Liabilities, Less Cash and Receivables	**(.3%)**	**(560,609)**
Net Assets	**100.0%**	**178,780,999**

ADR—American Depository Receipts

a *All or a portion of this security is on loan. At February 29, 2008, the total market value of the fund's securities on loan is $790,875 and the total market value of the collateral held by the fund is $855,000.*

b *Non-income producing security.*

c *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) †

	Value (%)		Value (%)
Consumer Staples	24.0	Industrials	9.4
Energy	22.8	Health Care	7.5
Consumer Discretionary	12.7	Materials	1.1
Information Technology	10.9	Money Market Investments	1.1
Financial	10.8		**100.3**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

February 29, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $790,875)–Note 1(b):		
Unaffiliated issuers	135,290,423	177,442,608
Affiliated issuers	1,899,000	1,899,000
Cash		101,536
Dividends and interest receivable		516,460
Receivable for shares of Capital Stock subscribed		69,134
		180,028,738
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(b)		237,811
Liability for securities on loan–Note 1(b)		855,000
Payable for shares of Capital Stock redeemed		153,898
Interest payable–Note 2		1,030
		1,247,739
Net Assets ($)		**178,780,999**
Composition of Net Assets ($):		
Paid-in capital		136,781,239
Accumulated undistributed investment income–net		141,863
Accumulated net realized gain (loss) on investments		(294,288)
Accumulated net unrealized appreciation (depreciation) on investments		42,152,185
Net Assets ($)		**178,780,999**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	77,907,567	29,801,492	68,978,351	99,520	1,994,069
Shares Outstanding	4,861,046	1,886,538	4,376,078	6,099	125,450
Net Asset Value Per Share ($)	**16.03**	**15.80**	**15.76**	**16.32**	**15.90**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended February 29, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $ 12,589 foreign taxes withheld at source):	
Unaffiliated issuers	2,265,860
Affiliated issuers	16,912
Income from securities lending	10,108
Total Income	**2,292,880**
Expenses:	
Management fee–Note 3(a)	1,069,951
Distribution and service fees–Note 3(b)	650,980
Directors' fees and expenses–Note 3(a)	6,973
Total Expenses	**1,727,904**
Less–reduction in management fee due to undertaking–Note 3(a)	(97,314)
Less–Director fees reimbursed by the Manager–Note 3(a)	(6,973)
Net Expenses	**1,623,617**
Investment Income–Net	**669,263**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	2,735,304
Net unrealized appreciation (depreciation) on investments	(16,473,041)
Net Realized and Unrealized Gain (Loss) on Investments	**(13,737,737)**
Net (Decrease) in Net Assets Resulting from Operations	**(13,068,474)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Operations ($):		
Investment income−net	669,263	1,359,171
Net realized gain (loss) on investments	2,735,304	5,171,644
Net unrealized appreciation (depreciation) on investments	(16,473,041)	14,892,924
Net Increase (Decrease) in Net Assets Resulting from Operations	**(13,068,474)**	**21,423,739**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A Shares	(981,299)	(999,464)
Class B Shares	(126,290)	(145,632)
Class C Shares	(335,592)	(321,984)
Class I Shares	(1,529)	(1,722)
Class T Shares	(29,606)	(30,069)
Net realized gain on investments:		
Class A Shares	(944,029)	−
Class B Shares	(392,880)	−
Class C Shares	(856,619)	−
Class I Shares	(1,198)	−
Class T Shares	(36,840)	−
Total Dividends	**(3,705,882)**	**(1,498,871)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	7,019,768	14,725,226
Class B Shares	457,647	562,305
Class C Shares	7,273,661	17,883,104
Class I Shares	4,670	12,832
Class T Shares	55,980	176,489

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Capital Stock Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	1,462,847	710,465
Class B Shares	384,578	106,842
Class C Shares	554,976	160,658
Class I Shares	2,727	1,426
Class T Shares	57,889	26,901
Cost of shares redeemed:		
Class A Shares	(10,432,570)	(21,975,531)
Class B Shares	(4,801,164)	(8,242,525)
Class C Shares	(8,144,745)	(13,518,342)
Class I Shares	(23,116)	(22,609)
Class T Shares	(1,265,544)	(539,596)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(7,392,396)**	**(9,932,355)**
Total Increase (Decrease) in Net Assets	**(24,166,752)**	**9,992,513**
Net Assets ($):		
Beginning of Period	202,947,751	192,955,238
End of Period	**178,780,999**	**202,947,751**
Undistributed investment income−net	141,863	946,916

	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	406,221	880,230
Shares issued for dividends reinvested	84,276	42,696
Shares redeemed	(603,320)	(1,285,711)
Net Increase (Decrease) in Shares Outstanding	**(112,823)**	**(362,785)**
Class B[b]		
Shares sold	27,139	33,994
Shares issued for dividends reinvested	22,437	6,503
Shares redeemed	(280,939)	(493,327)
Net Increase (Decrease) in Shares Outstanding	**(231,363)**	**(452,830)**
Class C		
Shares sold	431,093	1,085,309
Shares issued for dividends reinvested	32,455	9,796
Shares redeemed	(481,654)	(807,900)
Net Increase (Decrease) in Shares Outstanding	**(18,106)**	**287,205**
Class I		
Shares sold	266	742
Shares issued for dividends reinvested	154	84
Shares redeemed	(1,299)	(1,349)
Net Increase (Decrease) in Shares Outstanding	**(879)**	**(523)**
Class T		
Shares sold	3,295	10,559
Shares issued for dividends reinvested	3,362	1,628
Shares redeemed	(72,423)	(31,625)
Net Increase (Decrease) in Shares Outstanding	**(65,766)**	**(19,438)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended February 29, 2008, 23,890 Class B shares representing $414,247 were automatically converted to 23,499 Class A shares and during the period ended August 31, 2007, 85,477 Class B shares representing $1,428,525 were automatically converted to 84,193 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.56	15.94	14.81	13.95	12.91	12.81
Investment Operations:						
Investment income—net[a]	.09	.18	.17	.20	.10	.09
Net realized and unrealized gain (loss) on investments	(1.21)	1.63	1.08	.82	1.02	.04
Total from Investment Operations	(1.12)	1.81	1.25	1.02	1.12	.13
Distributions:						
Dividends from investment income—net	(.21)	(.19)	(.12)	(.16)	(.08)	(.03)
Dividends from net realized gain on investments	(.20)	–	–	–	–	–
Total Distributions	(.41)	(.19)	(.12)	(.16)	(.08)	(.03)
Net asset value, end of period	16.03	17.56	15.94	14.81	13.95	12.91
Total Return (%)[b]	(6.58)[c]	11.39	8.45	7.35	8.67	1.05
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.36[d]	1.35	1.36	1.35	1.35	1.35
Ratio of net expenses to average net assets	1.25[d]	1.25	1.30	1.35	1.35	1.35
Ratio of net investment income to average net assets	1.10[d]	1.07	1.13	1.39	.72	.72
Portfolio Turnover Rate	6.21[c]	5.10	.88	3.89	2.21	.93
Net Assets, end of period ($ x 1,000)	77,908	87,341	85,054	95,660	102,518	88,746

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.24	15.65	14.62	13.76	12.77	12.77
Investment Operations:						
Investment income (loss)–net [a]	.03	.05	.06	.09	(.00)[b]	(.00)[b]
Net realized and unrealized gain (loss) on investments	(1.21)	1.60	1.05	.82	1.00	.03
Total from Investment Operations	(1.18)	1.65	1.11	.91	1.00	.03
Distributions:						
Dividends from investment income–net	(.06)	(.06)	(.08)	(.05)	(.01)	(.03)
Dividends from net realized gain on investments	(.20)	–	–	–	–	–
Total Distributions	(.26)	(.06)	(.08)	(.05)	(.01)	(.03)
Net asset value, end of period	15.80	17.24	15.65	14.62	13.76	12.77
Total Return (%) [c]	(6.95)[d]	10.56	7.60	6.65	7.81	.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.11[e]	2.10	2.11	2.10	2.10	2.10
Ratio of net expenses to average net assets	2.00[e]	2.00	2.05	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.36[e]	.32	.38	.64	(.03)	(.03)
Portfolio Turnover Rate	6.21[d]	5.10	.88	3.89	2.21	.93
Net Assets, end of period ($ x 1,000)	29,801	36,510	40,222	47,455	50,172	39,290

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended February 29, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended August 31,				
Per Share Data ($):						
Net asset value, beginning of period	17.21	15.64	14.61	13.76	12.77	12.77
Investment Operations:						
Investment income (loss)–net [a]	.03	.05	.06	.09	(.00)[b]	(.00)[b]
Net realized and unrealized gain (loss) on investments	(1.20)	1.59	1.05	.81	1.01	.03
Total from Investment Operations	(1.17)	1.64	1.11	.90	1.01	.03
Distributions:						
Dividends from investment income–net	(.08)	(.07)	(.08)	(.05)	(.02)	(.03)
Dividends from net realized gain on investments	(.20)	–	–	–	–	–
Total Distributions	(.28)	(.07)	(.08)	(.05)	(.02)	(.03)
Net asset value, end of period	15.76	17.21	15.64	14.61	13.76	12.77
Total Return (%) [c]	(7.00)[d]	10.60	7.60	6.58	7.88	.25
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.11[e]	2.10	2.11	2.10	2.10	2.10
Ratio of net expenses to average net assets	2.00[e]	2.00	2.05	2.10	2.10	2.10
Ratio of net investment income (loss) to average net assets	.35[e]	.32	.38	.63	(.03)	(.03)
Portfolio Turnover Rate	6.21[d]	5.10	.88	3.89	2.21	.93
Net Assets, end of period ($ x 1,000)	68,978	75,646	64,230	72,062	73,690	52,613

[a] Based on average shares outstanding at each month end.
[b] Amount represents less than $.01 per share.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.

See notes to financial statements.

Class I Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.90	16.24	15.06	13.97	12.90	12.81
Investment Operations:						
Investment income—net[b]	.12	.23	.22	.26	.13	.11
Net realized and unrealized gain (loss) on investments	(1.25)	1.66	1.09	1.03	1.04	.05
Total from Investment Operations	(1.13)	1.89	1.31	1.29	1.17	.16
Distributions:						
Dividends from investment income—net	(.25)	(.23)	(.13)	(.20)	(.10)	(.07)
Dividends from net realized gain on investments	(.20)	–	–	–	–	–
Total Distributions	(.45)	(.23)	(.13)	(.20)	(.10)	(.07)
Net asset value, end of period	16.32	17.90	16.24	15.06	13.97	12.90
Total Return (%)	(6.49)[c]	11.69	8.72	9.29	9.13	1.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.11[d]	1.10	1.11	1.10	1.10	1.13
Ratio of net expenses to average net assets	1.00[d]	1.00	1.05	1.10	1.10	1.13
Ratio of net investment income to average net assets	1.37[d]	1.33	1.41	1.79	1.01	.93
Portfolio Turnover Rate	6.21[c]	5.10	.88	3.89	2.21	.93
Net Assets, end of period ($ x 1,000)	100	125	122	103	596	1

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

Class T Shares	Six Months Ended February 29, 2008 (Unaudited)	Year Ended August 31,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	17.39	15.79	14.70	13.86	12.84	12.79
Investment Operations:						
Investment income−net[a]	.10	.14	.13	.16	.07	.06
Net realized and unrealized gain (loss) on investments	(1.23)	1.61	1.06	.82	1.01	.03
Total from Investment Operations	(1.13)	1.75	1.19	.98	1.08	.09
Distributions:						
Dividends from investment income−net	(.16)	(.15)	(.10)	(.14)	(.06)	(.04)
Dividends from net realized gain on investments	(.20)	−	−	−	−	−
Total Distributions	(.36)	(.15)	(.10)	(.14)	(.06)	(.04)
Net asset value, end of period	15.90	17.39	15.79	14.70	13.86	12.84
Total Return (%)[b]	(6.66)[c]	11.11	8.14	7.14	8.39	.74
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.61[d]	1.60	1.61	1.60	1.60	1.60
Ratio of net expenses to average net assets	1.50[d]	1.50	1.55	1.60	1.60	1.60
Ratio of net investment income to average net assets	1.12[d]	.82	.89	1.12	.51	.47
Portfolio Turnover Rate	6.21[c]	5.10	.88	3.89	2.21	.93
Net Assets, end of period ($ x 1,000)	1,994	3,326	3,327	3,050	2,527	1,031

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Equity Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering fourteen series, including the fund. The fund's investment objective is to achieve long-term capital appreciation. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. Fayez Sarofim & Co. ("Sarofim & Co.") serves as the fund's sub-investment adviser.

On July 1, 2007, Mellon Financial and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

The fund's Board of Directors approved the redesignation of the fund's Class R shares as Class I shares, effective June 1, 2007. The eligibility requirements for Class I shares remained the same for Class R shares.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Capital Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are sold with a front-end sales charge. Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund no longer offers Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers, including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate, acting on behalf of customers having a qualified trust or investment account or relationship at such institution and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets. The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits, as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. It is the fund's policy that collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by Dreyfus, U.S. Government and

Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended February 29, 2008, Mellon Bank earned $4,332, from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by Dreyfus are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net and dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted the FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended February 29, 2008.

Each of the tax years in the three-year period ended August 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $798,026 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to August 31, 2007. If not applied, $338,377 of the carryover expires in fiscal 2013 and $459,649 expires in fiscal 2014.

The tax character of distributions paid to shareholders during the fiscal year ended August 31, 2007 was as follows: ordinary income $1,498,871. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. During the period ended February 29, 2008, the fund did not borrow under the Facility.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management Agreement with Dreyfus, Dreyfus provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. Dreyfus also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay Dreyfus a fee, calculated daily and paid monthly, at the annual rate of 1.10% of the value of the fund's average daily net assets. A portion of the fund's management fee, in the amount of .10% of the fund's average daily net assets, is being waived from September 1, 2006 until April 4, 2009. Sarofim & Co. has agreed to waive receipt of that portion of its sub-investment advisory fee, which is paid by Dreyfus out of its management fee received from the fund. Dreyfus will, in turn, pass that waiver onto the fund. The reduction in management fee, pursuant to the undertakings, amounted to $97,314 during the period ended February 29, 2008. Out of its fee, Dreyfus pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, fees and expenses of non-interested Directors (including counsel fees) and extraordinary expenses. In addition, Dreyfus is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Directors (including counsel fees). Each Director receives $45,000 per year, plus $6,000 for each joint Board meeting of the Company, The Dreyfus/Laurel Tax-Free Municipal Funds and The Dreyfus/Laurel Funds Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings, the Chair of the audit committee receives $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield

Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Company directly to the non-interested Directors, that would be applied to offset a portion of the management fee payable to Dreyfus, are in fact paid directly by Dreyfus to the non-interested Directors. Pursuant to a Sub-Investment Advisory Agreement between Dreyfus and Sarofim & Co., Dreyfus has agreed to pay Sarofim & Co. an annual fee of .30% of the value of the fund's average daily net assets, payable monthly. Sarofim & Co. has agreed to waive receipt of that portion of its sub-investment advisory fee, which is paid by Dreyfus out of its Management fee received from the fund.

During the period ended February 29, 2008, the Distributor retained $6,907 and $36 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $55,745 and $3,968 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares may pay annually up to .25% of the value of its average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and

Class T shares. During the period ended February 29, 2008, Class A, Class B, Class C and Class T shares were charged $104,740, $126,937, $277,562 and $3,454, respectively, pursuant to their respective Plans. During the period ended February 29, 2008, Class B, Class C and Class T shares were charged $42,312 $92,521 and $3,454, respectively, pursuant to the Service Plan.

Under their terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Directors who are not "interested persons" of the Company and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $156,844, Rule 12b-1 distribution plan fees $75,094 and shareholder services plan fees $20,131 which are offset against an expense reimbursement currently in effect in the amount of $14,258.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended February 29, 2008, amounted to $12,131,639 and $22,833,219 respectively.

At February 29, 2008, accumulated net unrealized appreciation on investments was $42,152,185, consisting of $50,407,620 gross unrealized appreciation and $8,255,435 gross unrealized depreciation.

At February 29, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services, and the Sub-Investment Advisory Agreement (the "Sub-Investment Advisory Agreement") between the Manager and Fayez Sarofim & Co. ("Sarofim & Co."), with respect to the fund, pursuant to which Sarofim & Co. provides day-to-day management of the fund's investments subject to the Manager's oversight. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager and Sarofim & Co.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement, and by Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund and the fund's asset size.

The Board members also considered Sarofim & Co.'s research and portfolio management capabilities. The Board members also considered that the Manager also provides oversight of day-to-day fund

operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements, and the Manager's extensive administrative, accounting and compliance infrastructure, as well as the Manager's supervisory activities over Sarofim & Co.

<u>Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio.</u> The Board members reviewed the fund's performance and comparisons to a group of retail, front-end load, large-cap, core funds (the "Performance Group") and to a larger universe of funds, consisting of all large-cap core funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for periods ended December 31, 2007 was above the Performance Group and Performance Universe medians for the 1- and 2-year periods, above the Performance Group median for the 3-year period, below the Performance Universe median for the 3-year period and below the Performance Group and Performance Universe medians for the 4- and 5-year periods. The Board discussed with representatives of the Manager and Sarofim & Co. the investment strategy employed in the management of the fund's assets and how that strategy affected the fund's relative performance, particularly during the periods the fund had underperformed. A representative of the Manager reminded the Board members that high quality, mega-cap stocks had been out of favor, which affected the fund's long term relative performance, but recently have performed better, as is reflected in the fund's short-term relative performance. The Manager also provided the Board with the fund's total return performance for each calendar year since inception in comparison to the fund's benchmark.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the comparison group of funds with a "unitary fee" structure. A representative of the Manager reminded the Board members that the fund's total expense ratio reflected a waiver by Sarofim & Co. of a portion of its sub-investment advisory fee (such fee paid by the Manager which, in turn, is waiving the same amount of the fund's management fee paid by the fund) in the amount of .10% of the value of the fund's average daily net assets which was put in place as of February 7, 2006 and continued until April 4, 2007. The waiver amount is approximately 33% of the sub-investment advisory fee Sarofim & Co. would otherwise be paid under the Sub-Investment Advisory Agreement with the Manager. The Board members noted that the fund's expense ratio, with and without the waiver, was higher than the fund's Expense Group and Expense Universe medians. Representatives of the Manager, Sarofim & Co. and the Board members agreed that the waiver by Sarofim & Co. would be extended until April 4, 2009.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager, Sarofim & Co. or their respective affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's and Sarofim & Co.'s perspective, as applicable, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager or Sarofim & Co. and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee and sub-investment advisory fee. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

The Board considered the fee to Sarofim & Co. in relation to the fee paid to the Manager and the respective services provided by Sarofim & Co. and the Manager. The Board also noted that Sarofim & Co.'s fee is paid by the Manager and not the fund.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager or Sarofim & Co. from acting as investment adviser and sub-investment adviser, respectively, and noted there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. Since the Manager, and not the fund, pays Sarofim & Co. pursuant to the Sub-Investment Advisory Agreement, the Board did not consider Sarofim & Co.'s profitability to be relevant to its deliberations. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement and Sub-Investment Advisory Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager and Sarofim & Co. are adequate and appropriate.
- The Board was generally satisfied with the fund's performance, noting the one- and two-year periods ended December 31, 2007.
- The Board concluded, taking into account the extension of the fee waiver, that the fee paid by the fund to the Manager, and by the Manager to Sarofim & Co., were reasonable in light of the considerations described above.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement and Sub-Investment Advisory Agreement was in the best interests of the fund and its shareholders.

For More Information

**Dreyfus Premier
Core Equity Fund**
200 Park Avenue
New York, NY 10166

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Sub-Investment Adviser

Fayez Sarofim & Co.
2907 Two Houston Center,
909 Fannin Street
Houston, TX 77010

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DLTSX   Class B: DPEBX   Class C: DPECX
Class I: DPERX   Class T: DCETX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



© 2008 MBSC Securities Corporation   0047SA0208